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                                                         Exhibit 18





February 15, 1994


Mr. Keith R. Phillips
Chief Financial Officer
Wellman, Inc.
1040 Broad Street
Suite 302
Shrewsbury, NJ 07702

Dear Sir:

Note 1 of Notes to the Consolidated Financial Statements of Wellman, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 1993 describes a change in the method of applying the lower of cost or market rule to certain slow moving and discontinued waste raw material inventory which is costed using the last-in, first-out (LIFO) method. In prior years, the Company used the aggregate by pool method in applying the lower of cost or market rule to such inventories and in 1993 changed to the item-by-item method. You have advised us that you believe that the change is to a preferable method in your circumstances because it provides a better matching of costs and revenues and results in a more conservative valuation of the slow moving and discontinued waste raw material inventory.

There are no authoritative criteria for determining a "preferable" inventory valuation method based on the particular circumstances; however, we conclude that the change in the method of applying the lower of cost or market rule to slow moving and discontinued waste raw material inventory which is costed using the LIFO method is to an acceptable alternative method, which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.

                                             Very truly yours,



                                             ERNST & YOUNG